FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

October 22, 2007

The Registrant announces that all conditions to the completion of the Plan of Arrangement between Minco Gold, Minco Base Metals Corporation (“MBM”) and 0791852 B.C. Ltd. (“Newco”), as described in the Company’s press release dated June 28, 2007 have been met.  It is anticipated that the effective date of the Arrangement will be on or about November 15, 2007.  The effective date is the date on which the Arrangement will become legally effective.

2.

Exhibits

2.1

News Release dated October 22, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  October 22, 2007

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE:MI5
For Immediate Release	October 22, 2007

NEWS RELEASE

MINCO PROVIDES UPDATE ON PLAN OF ARRANGEMENT

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMMAMEX:MGH/FSE:MI5) announces that all conditions to the completion of the Plan of Arrangement between Minco Gold, Minco Base Metals Corporation (“MBM”) and 0791852 B.C. Ltd. (“Newco”), as described in the Company’s press release dated June 28, 2007 have been met.  It is anticipated that the effective date of the Arrangement will be on or about November 15, 2007.  The effective date is the date on which the Arrangement will become legally effective.

The record date for the purpose of determining the shareholders of Minco Gold who will be entitled to receive common shares of Newco pursuant to the terms of the Arrangement will be the same as the effective date. Shareholders of Minco Gold as of the record date will be issued one common share of Newco for each five common shares of Minco Gold held.

A further news release will be issued by the Company when the final effective and record dates have been determined.  Complete details of the Plan of Arrangement are contained in Minco Gold’s Information Circular (the “Circular”) dated as of June 18, 2007 which is available for review on SEDAR.

The Plan of Arrangement had originally contemplated the completion of a private placement by Newco to raise gross proceeds of approximately $2.0 million in conjunction with an application to list Newco’s common shares for trading on the TSX Venture Exchange.  The private placement will now be conducted in two tranches.  The first tranche will consist of a non-brokered private placement of common shares to be completed forthwith following the Effective Date at a price of $0.25 per common share for gross proceeds of $250,000 (minimum) to $500,000 (maximum).  The proceeds of the first tranche will be used for general working capital.  The second tranche will be completed at a later date on terms and conditions yet to be determined and announced.  The proposed listing of Newco common shares for trading on the TSX Venture Exchange will be pursued upon completion of the second tranche of the financing.  There can be no assurance that Newco’s listing application will be accepted by the TSX Venture Exchange.

The completion of the Arrangement will result in the separation of Minco Gold’s base metal property interests, which consists of its interests in the White Silver Mountain project in Gansu Province, People’s Republic of China, leaving Minco Gold with its gold property assets.  It is proposed that an initial exploration program of approximately $690,000 will be undertaken by Newco on the White Silver Mountain project.  This work program will be funded from the second tranche of the financing described above and will consist of an underground drill program, details of which are contained in the Circular.

On or before the effective date, Newco will also change its name to “Minco Base Metals Corporation”.   Upon completion of the Arrangement, the following individuals will be appointed as directors and officers of Newco:

Dr. Ken Cai – Director, President and Chief Executive Officer

Vancouver, British Columbia

Dr. Cai has served as President, Chief Executive Officer and a director of the Company since 1996.  Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada.  Dr. Cai, a Chinese national now living in Canada, has 23 years of experience in mineral exploration, project evaluation, corporate financing and company management.  Dr. Cai has been responsible for negotiating the property agreements in China through his contacts in the Chinese mining communities.  This has allowed the Company to access data on a large number of projects throughout China.  Dr. Cai has served as a director of several publicly-traded and private Canadian and Chinese companies including President & CEO of Minco Gold Corporation.

Mr. Dwayne Melrose – Director and VP Exploration

Beijing, China

Mr. Melrose was appointed as the Company's VP Exploration in April 2007.  Mr. Melrose is a graduate from the University of Waterloo, Ontario with over 25 years as an exploration and mine geologist.  He has been involved in all aspects of exploration and mine exploration from grass roots to mine definition/feasibility stage and open pit mine geology.  Mr. Melrose has worked within the Cameco/Centerra Gold companies’ exploration departments for the past 21 years in Canada, USA, and Kazakhstan with the last 9 years as the Exploration Manager at the Kumtor Gold Mine in the Kyrgyz Republic.  Prior to Kumtor, Mr. Melrose has worked in a variety of gold and base metal geological environments in Eastern - Western Canada, Western USA, and Kazakhstan.

Mr. William Meyer - Director

Vancouver, British Columbia

Mr. Meyer served as a director of Minco Gold Corporation from 1999 to July 2007.  He was formerly Vice-President, Exploration for Teck Corporation and President of Teck Exploration Ltd.  He graduated from the University of British Columbia with a B.Sc. in geology in 1962. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and later as senior geologist with Gibraltar Mines Ltd.  In 1967 he joined the consulting firm of Western Geological Services as a partner, and in 1975 formed his own consulting firm, W. Meyer and Associates.  Mr. Meyer joined Teck Exploration Ltd. in 1979 as Exploration Manager for Western Canada and the United States.  In 1991, he was appointed Vice-President, Exploration, for Teck Corporation responsible for the direction of exploration activities for Teck and its associated companies worldwide.  He is a director and officer of a number of public and privately owned Canadian companies.

Mr. Louis P. Salley – Director

West Vancouver, British Columbia

Mr. Salley is a partner of Salley Bowes Harwardt LLP, a Vancouver law firm, and has over 35 years of Canadian and international experience as a solicitor.  He earned a bachelor of arts degree in history and economics and a bachelor of laws from the University of Alberta in Edmonton.  Mr. Salley has held various positions in the Federal public service, is a member of the Law Society of Alberta and the Law Society of British Columbia.  He is a Director of several publicly traded mineral exploration companies.

Mr. Garnet Clark – Chief Financial Officer

West Vancouver, British Columbia

Mr. Clark, a Certified Management Accountant (CMA), is a senior executive with two decades of national and international experience in the resource sector. He was appointed to the Board of Governors for the Northern Alberta Institute of Technology (NAIT) in October of 2004 and has been the Chair of the Finance & Audit Committee since May of 2005.  He has served for two decades with Sherritt International Corp., during which time he filled a number of senior positions, including 11 years as the CFO of the company's metals, oil/gas, and coal businesses. Mr. Clark is also former Vice-President, Finance and Chief Financial Officer of Luscar, Canada's largest coal company. At Luscar, from 2003 to 2006, Mr. Clark helped the company achieve its status as one of the safest and most efficient coal miners in the world, while at the same time generating an overall improvement in cash flow.  Mr. Clark is currently the Chief Financial Officer of Minco Gold Corporation, Minco Silver Corporation and East Energy Corp.

In addition to the foregoing individuals, it is anticipated that a fifth director will be identified and appointed to Newco following completion of the Arrangement.

Minco Gold and Newco will be providing further updates and information to its shareholders in due course.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.